McLaughlin & Stern, llp

	260 Madison Avenue	Millbrook Office
	New York, New York 10016	Franklin Avenue
steven w. schuster	(212) 448–1100	P.O. Box 1369
Partner	Fax (212) 448–0066	Millbrook, New York 12545
Direct Phone: (212) 448-6216		(845) 677–5700
Direct Fax: 1(800) 203-1556		Fax (845) 677–0097
E–Mail: sschuster@mclaughlinstern.com

              November 9, 2011

BY MAIL AND EDGAR TRANSMISSION

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	China YCT International Group, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2011
Filed September 9, 2011
File No. 000-53600

Dear Mr. Rosenberg:

On behalf of our client, China YCT International Group, Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated October 26, 2011, with respect to the Company’s Annual Report on Form 10K for the fiscal year ended March 31, 2011 filed on September 9, 2011 (File No. 000-53600) (the “10K”). References to page numbers in our responses refer to page numbers in the 10K. For your convenience, the Commission’s comments have been repeated herein in bold, with responses immediately following each of the Commission’s comments.

Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting, page 31

1. We acknowledge your response to comment two. Please explain to us how your disclosure controls and procedures can be effective at March 31, 2011 when your internal control over financial reporting is ineffective given the significant overlap in these areas and the pervasiveness of your US GAAP expertise material weakness at that date. If you are not able to support your conclusion that your disclosure controls and procedures were effective as of March 31, 2011 in view of this material weakness, we believe your filing should be amended to revise that conclusion.

Company’s Response:

1.
For the year ended March 31, 2010, we identified a material weakness in the control over our financial reporting because we lacked US GAAP expertise in our finance department.  Based on this finding, we concluded that our overall internal control over financial reporting was ineffective.  However, we developed and deployed a remediation plan to eliminate the material weakness. Considering the size of our business and cost-effectiveness principle, we developed a remediation plan by engaging some part time US GAAP consultants to help with our quarterly and year end financial reporting and SEC filings.  In addition, we required that all the accounting personnel in the accounting department take a minimum of 24 CPE credits annually focusing on training in US GAAP and Internal Financial Reporting Standards.  We think this plan is commensurate with our company’s size and the nature of our business and financial operations.

Pursuant to this remediation plan, we engaged the two US GAAP consultants in February 2011 to help prepare our financial statements and SEC reporting for the year ended March 31, 2011.  We also developed internal control documentation to include all the procedures and controls over quarterly and year end book close and financial reporting. Through these remediation actions, we significantly strengthened the disclosure controls and procedures and the internal controls over our financial reporting.  However, we considered that our remediation plan was just implemented by the end of fiscal year 2011 and was still subject to further testing in order to conclude that our internal control over the financial reporting and disclosure process and procedures were effective.  We also concur that, the disclosure controls and procedures controls couldn’t be effective if the internal control over financial report were not effective.  Therefore, we will amend the 10K to remove the statement that the disclosure controls and procedures were effective as of March 31, 2011 and replace it by a statement that the disclosure controls and procedures were not effective as of March 31, 2011.

2.  In your response to comment two, you indicate that your engagement of a part-time consultant who has experience with US GAAP and English language skills is sufficient to remediate going forward the material weakness you identify at March 31, 2011. If you believe that this consultant will enable you to conclude in future filings that your disclosure controls and procedures and your internal control over financial reporting will both be effective, we ask that you provide us with information in order to enhance our understanding of how you will prepare your financial statements and assess your internal control over financial reporting given that you conduct substantially all of your operations outside of the United States:

o   Please tell us how you will evaluate and assess internal control over financial reporting. In this regard, please describe the process you will use to determine whether internal control over financial reporting effectively considers controls to address financial reporting risks that are relevant to all locations where you have operations. If you have an internal audit function, please describe it and explain how, if at all, that function impacts your evaluation of your internal control over financial reporting.

Company’s Response:

2(1). Management will continue to identify and has decided to design, implement, and test internal control over financial reporting as a good practice since our market capitalization does not meet the reporting requirement for a separate assessment by the independent auditor. . We also have an Internal Audit Department consisting of three full time employees that is competent and independent, and has access to the Audit Committee, and communicates with them at least quarterly and meets with them annually. Our Internal Audit Department will use COSO identified 26 principals to identify formal and informal processes, policies, procedures, and practices currently in place, as well as existing capabilities in the Company for applying the COSO framework principles. We will develop and implement a plan to eliminate the deficiencies and strengthen our internal controls over financial reporting.  The plan could include modifications to our organizational model, methodologies, tools, techniques, information flows, and technologies.

More specifically, we will apply COSO framework to assess internal controls over financial reporting at our operating location in China:

➢	Identifying significant accounts in our books. For example, our significant accounts include sales, cost of sales, amortization expense, cash, and inventory.

➢	Identifying and assessing risks by significant account and relevant assertion.

➢
Identifying significant processes, supporting technologies, and the flow of information that affect each account balance and related disclosures.  We assess the risks to the financial reporting assertions and identify the controls which eliminate the risks.

➢
Reviewing the tone at the top and entity level controls with executive management and the Board; performing a risk-based approach to the financial reporting process, review managements’ documentation and conduct tests of controls at both entity level and activity level.

➢	Concluding on overall effectiveness of internal control over financial reporting based on the testing.

We have an Internal Audit Department which performs monitoring controls to ensure our internal controls over financial reporting are effective. The internal audit department also reviews management’s risk assessment process.  Specifically, our internal audit department performs the test of the operating effectiveness of entity level controls, account estimates, adjusting entries, unusual transaction and process level controls.  Any deficiencies in controls are reported to management and will have responsibilities to work with the process owners for developing of action plan for remediation of deficiencies.

Please tell us how you maintain your books and records and prepare your financial statements. In this regard, please explain whether you maintain your books and records in accordance with US GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with US GAAP. If you do not maintain your books and records in accordance with US GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to US GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Company’s Response:

2(2). We capture and maintain our financial books and records using QuickBooks general ledger package. We also use Excel spreadsheets to support manual journal entry inputs to QuickBooks, and use Excel spreadsheets to support the consolidation and financial statements.  Our books and records are maintained in accordance with US GAAP.

We have implemented the following controls to ensure that the activities we conduct and the transactions we consummate are recorded in accordance with US GAAP:

➢	The Head of Accounting Department analyzes all balance sheet accounts to ensure all general ledger accounts have been reconciled and applicable entries have been made.

➢	Quarterly and at year end, the general ledger is reviewed and approved for accuracy by the CFO.

➢	Quarterly and at year end, the Controller analytically reviews the current results to the prior quarter’s results and compares the year-to-date results to prior year-end results.

➢
Quarterly and at year end, the Controller prepares an account analysis for all balance sheet accounts and selected material accounts to ensure that the reconciliations agree with the amounts listed in the general ledger.

➢	The Head of the Accounting Department and CFO review the financial statements and financial information to ensure completeness and accuracy.

➢	The input of journal entries is controlled by features of the QuickBooks general ledger system which prevents the entry of any out of balance amounts

➢	Journal entries are prepared by the Head of the Accounting Department and are independently reviewed and approved by the CFO.

➢
A book close check list and financial reporting check list are used to ensure that, all cash receipts and disbursements are entered into QuickBooks; sales revenue is appropriately recognized in accordance with US GAAP; all necessary adjusting journal entries are prepared and posted to the general ledger; all cash accounts are reconciled; account analyses are prepared for all balance sheet accounts; the trial balance and general ledger are checked for accuracy; all significant variances are explained; and all financial statements and footnotes are prepared, reviewed and approved to ensure compliance with all FASB disclosure and SEC requirements.

We have implemented the following controls to ensure that we have made all necessary and appropriate adjustments in our conversions and disclosures:

➢
At quarter end or year end, the finalized and approved QuickBooks financial statements and Excel financial statements of US Holding Company are reviewed by the US GAAP consultant who is a US CPA to ensure that the financial statements are prepared completely and accurately, and non routine accounting transactions are accounted for in accordance with US GAAP.

➢
A downloaded and calculated RMB versus USD exchange rates used for conversion of balance sheet and income statement are reviewed and validated by the first US GAAP Consultant prior to the conversion of financial statements from Chinese local currency to USD$. The US GAAP Consultant verifies that the period end exchange rate and the weighted average exchange rates are appropriately downloaded from the website of State Administration of Foreign Exchange (SAFE) and correctly calculated.

➢	The converted financial statements are reviewed by the second US GAAP Consultant to ensure they are converted accurately and in accordance with FASB ASC 830 prior to the consolidation.

➢
Consolidated financial statements are reviewed by the second US GAAP Consultant to ensure that all intercompany transactions eliminated and necessary adjustment journal entries such as journal entries for merger and acquisitions are appropriately accounted for.

➢
A financial reporting and disclosure check list is used to ensure that all non routine accounting transactions such as merger and acquisition, related party transaction, and subsequent events are fully captured, appropriate accounted for, and adequately disclosed.

➢
The US GAAP Consultant reviews the notes to the financial statements against the financial statements, provided detail backups, and the disclosure check list to ensure that all the required information are included and disclosed appropriately.

➢	The Company’s CFO and the Director of Investment Relations review and approve a complete set of the financial reporting package prior to the filing with SEC.

Please tell us who is involved in your financial reporting. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of US GAAP and SEC rules and regulations. Without identifying people by name, for each person, please tell us:

o	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

o	what relevant education and ongoing training he or she has had relating to US GAAP;

o	the nature of his or her contractual or other relationship to you;

o	whether he or she holds and maintains any professional designations such as Certified Public Accountant (US) or Certified Management Accountant; and

o
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with US GAAP and evaluating effectiveness of internal control over financial reporting.

Company’s Response:

2(3)(A)(a). There are about five people in the finance department and about two part time consultants who are involved in preparing our financial statements and evaluating the effectiveness of our internal control.

The people involved in preparing our financial statements include the CFO, Controller, Head of Accounting Department, Chief Accountant, General Ledger Accountant, and two part time US GAAP consultants.

CFO has overall responsibility for supervising the preparation of our financial statements and evaluating the effectiveness of our internal control.   Head of Accounting Department prepares a quarterly accrual against outstanding expenses and other adjustment journal entries; verifies the accuracy and completeness of the financial statements against sub ledgers; and provides foreign currency exchange rates used for converting financial statements from RMB¥ to USD$.  Chief Accountant runs QuickBooks period close process; records transactions for long-term investment and maintains back-up files; performs impairment review and determination of impairment loss; drafts notes to the financial statements (in Chinese); and reconciles general ledger to sub ledgers.  General Ledger Accountant is responsible for maintaining the Company's books through day-to-day bookkeeping to ensure that transactions of a business have been properly accounted for and accurately reflect the Company's accounting process.  Our part time US GAAP Consultants convert financial statements from RMB¥ to USD$; consolidate financial statements of our holding company and operating company; draft and review financial statements and the notes to financial statements in accordance with US GAAP.

Our CEO, CFO, Internal Audit Department, and Board members are involved in evaluating the effectiveness of our internal control.

Company’s Response:

2(3)(A)(b). Our CFO received a bachelor degree from the Shandong Finance Institute in 1986.  The rest of the accounting personnel, including the Head of Accounting Department, Controller, and Chief Accountant, received bachelor degrees from universities or colleges in China.  All of our accounting staff members are required to take 24 credits CPE courses annually, in which the courses associated with US GAAP and Internal Financial Reporting Standards are provided. Last year, several of our accounting staff members also took a one-week on-site training in US GAAP, IFRS, and other accounting courses.  This one-week training was provided by Shanghai Accounting and Finance Training Center which is a very reputable, nation-wide and well recognized training authority for auditing and accounting in China.

One of the part time US GAAP Consultants obtained master degrees from US university and another one obtained master degree in China. Both of them have in-depth working knowledge of US GAAP.

Company’s Response:

2(3)(A)(c). Except two part time consultants, all of our accounting staffs are full time employees with our company.  The two US GAAP consultants are part time and are only engaged for our quarterly and annual book close process and financial reporting.

Company’s Response:

2(3)(A)(d). Our CFO holds and maintains an International Certified Accountant which was granted by International Profession Certification Association (the “IPCA”).

Our Head of Accounting Department holds and maintains a Certified Senior Accountant granted by Provincial Level Professional Board.

Our Chief Accountant holds and maintains a Certified Intermediate Level Accountant, which is granted by Provisional Profession Board.

The rest of our accountants in our accounting department hold and maintain Certified Intermediate Level or Junior Level Accountant granted by Provisional Profession Board.

One of our US GAAP Consultant holds and maintains a certificate of Chinese Certified Public Accountant.  And another of our US GAAP Consultant holds and maintains a certificate of an US Certified Public Accountant.

Company’s Response:

2(3)(A)(e). Our CFO has knowledge of and is familiar with international financial reporting standards which is very similar to US GAAP, and expected to be adopted by US financial reporting in the near future.   Since 2005 he has been employed as Chief Financial Officer of the Registrant’s subsidiary, Shandong Spring Pharmaceutical Co., Ltd.  From 2000 to 2005 he was employed as Chief Financial Officer of the Registrant’s affiliate, Shandong Yongchuntang Biotechnology Co., Ltd.  He has been involved with corporate financial management and accounting for over 27 years.   From 1998 to 2000 he was a lecture at the Shandong Finance Institute.  From 1990 to 1998, he was employed by an accounting firm in Jining City.

Our Head of Accounting Department has more than 18 years work experience in accounting and finance. He was a director of accounting, accounting manager and senior accountant for several large companies in China.  Our Controller has more than 17 years work experience in accounting and internal audit.  He was a finance manager of Shandong YCT Company prior to join our company.  Our Director of Internal Audit has more than 30 years working experience in accounting, finance, and auditing.  She worked as a finance manager, director of accounting department and audit manager for several large Chinese companies.  The rest of our accounting managers and staffs have at least more than 10 years working experience in accounting and finance field.

Both of our part-time US GAAP Consultants have more than 15 years extensive working experience in book close, financial reporting, and auditing.

If you retain an accounting firm or an organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
o   the name and address of the accounting firm or organization;
o   the qualifications of their employees who perform the services for your company;
o   how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
o   how many hours they spent last year performing these services for you; and
o   the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Company’s Response:

2(3)(B). N/A

This is not applicable as we currently do not retain an accounting firm or an organization to prepare our financial statements or evaluate our internal control over financial reporting although we may consider it as an option in the future.

Considering you hired a part-time consultant to assist in the preparation of your financial statements and the evaluation of your internal control over financial reporting, without providing us with his or her name, please tell us:

o   why you believe he or she is qualified to prepare your financial statements or evaluate your internal control over financial reporting;
o   how many hours he or she spent since being engaged performing these services for you;
o   how many hours he or she is expected to spend in preparing your upcoming Form 10-K financial statements and other disclosures and evaluating your internal control over financial reporting; and
o   the total amount of fees you paid to this individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end and an estimate of the amount you expect to pay for the completion of your upcoming Form 10-K.

Company’s Response:

2(3)(C)(a). As mentioned earlier, we have two part-time consultants who help with our quarter and year end financial reporting.  One of them was a finance director for a NASDAQ listed Chinese company, where she had overall responsibility for the US GAAP financial reporting and SEC filings.  She holds a certificate of Chinese CPA and also worked as a Senior Auditor of Deloitte Touché Tohmatsu CPA Ltd., in China. She received a college degree in  Accounting and Finance, and possessed broad professional knowledge in auditing, accounting and taxation; she has US GAAP reporting experiences for more than five years.  She helps us with the consolidation of financial statements of our holding company and Chinese operating subsidiary, finalizing the financial statements presentation in accordance with the US GAAP, and drafting the notes to the financial statements.  In addition, she also helps with the write-up of our MD&A.

The second consultant was educated in the US and is a US CPA.  She has more than 15 years of accounting and finance working experience with a US Intermediate Level size accounting firm as a senior auditor, and corporate bank as an internal audit manager.  She also worked with several of US NASDAQ listed Chinese companies and provided internal audit service and financial consulting services.

Therefore, we believe that both of them are qualified finance professionals who can assist us in preparing financial statements and assisting in the evaluation of  our internal control over financial reporting.

2(3)(C)(b). The consultants have spent about 250 hours since they have been engaged in February, 2011 in the preparation of our financial statements.

2(3)(C)(c&d). We expect that the consultants will need to spend about 80 hours for preparation of our  financial statements for the year ended March 31, 2012 and other disclosures and an additional 40 hours to evaluate our internal control over financial reporting.

Financial Statement

Note 8-Intangible Assets, Net, Page F-14

Please provide us proposed revised disclosure for your Business section and MD&A that explains how you employ this patent in your business. Given that this is a U.S. patent and your operations are in China, please explain whether you are selling product based on this patent or whether you are using it in research and development activities. If you are selling product based on this patent, please clarify whether these sales are in the U.S. or in China. If sales are in China, please explain the relevance of a U.S. patent in China. If you are utilizing this patent in research and development activities, please explain what projects you are developing based on this patent.

Company’s Response:

3(1). Pursuant to the Purchase Agreement, executed on February 28, 2011 and amended and restated on August 15, 2011 and amended on October 21, 2011 (the “Purchase Agreement”), the Company acquired U.S. Patent #6,475,531B from L.Y. Hong Kong Biotech Limited (LYHK), L.Y. Research’s wholly-owned subsidiary incorporated in Hong Kong, China.  This patent will be used for research and development activities. The Company acquired this patent in order to obtain the approval for production of herbal drugs from the US FDA and China SFDA.  The Company estimates that conducting research and development and clinical studies in China via Shandong Spring will be less expensive than conducting such research and trials in the United States.

According to the August 18, 2007 issue of World Journal, the average cost of the research and development for a new chemical drug is $980,000,000, of which 70% will be used for clinical studies, and the average time of developing a new drug is 14.2 years in 2007. CYIG could not afford such cost. In 2004, the US FDA released Guidance for industry Botanical drug products. According to this guidance, presentation of the prior use of the herbal drugs in foreign countries will help the approval of the application for the production permit. Following the guidance, CYIG intends to prepare and submit a report of the historical use of Ban Lan Gen (“BLG”), an herbal anti-biotic, used to cool and clear skin irritations and reduce fevers and sore throats, or pure Ban Lan Gen (“PBLG”) in China to the US FDA, which we expect will accelerate the process of FDA approval. In the future, CYIG hopes to raise more capital for the research and development of the drug through offerings of debt or equity, but there can be no assurance such offerings will be successful. Simultaneously, CYIG will conduct the clinical studies following the standards of the US FDA in China., which we believe will take two-three years. The conduct of clinical studies in foreign countries following the standards of the US FDA is permitted by the US FDA, and we believe that obtaining approval for an herbal drug from the FDA is easier than the approval of a chemical drug. In addition, CYIG would submit an application to China’s SFDA for the drug as an over the counter drug, which is permitted for sale in China. With adequate funding, we believe we can obtain approval within two to three years, but there can be no assurance.

To the extent you are using this patent solely in research and development activities, please explain to us why capitalization as an asset is appropriate and reference for us the authoritative literature you rely upon to support your accounting. In your response, please clarify how you have alternative future uses (in research and development projects or otherwise) for this patent as required by ASC 730-10-25-2c.

3(2). Per the FASB ASC 730-10-25-2C, “Intangible assets purchased from others. The costs of intangible assets that are purchased from others for use in research and development activities and that have alternative future uses (in research and development projects or otherwise) shall be accounted for in accordance with Topic 350. The amortization of those intangible assets used in research and development activities is a research and development cost. However, the costs of intangibles that are purchased from others for a particular research and development project and that have no alternative future uses (in other research and development projects or otherwise) and therefore no separate economic values are research and development costs at the time the costs are incurred.”

Pursuant to a Purchase Agreement, on February 28, 2011, we acquired U.S. Patent #6,475,531B from L.Y. Hong Kong Biotech Limited (LYHK), L.Y. Research’s wholly-owned subsidiary incorporated in Hong Kong, China.  We acquired this patent in order to achieve the following two purposes:

In your response to comment four you reference the guidance in ASC 805-30-25-5 to support your recognition of a liability for contingent consideration in the acquisition of this patent. Please address the following comments:
o   This guidance is only applicable if the patent acquisition qualifies as a business as stipulated in ASC 805-10-55-4 through 55-9. Please demonstrate to us how the acquisition of this patent qualifies as a business combination.
o   Assuming you can substantiate business combination accounting, please explain to us how the amount you recorded for the contingent obligation represents the acquisition-date fair value as required by ASC 805-30-25-5 when you do not appear to apply any probability that the contingencies will not be met. In addition, please explain to us why you do not appear to remeasure the contingent obligation at each balance sheet date as required by ASC 805-30-35-1.
o   Assuming that this patent does not meet the definition of a business, please explain to us why you have not recorded the contingent consideration under ASC Topic 815 as a derivative or under ASC Topic 450 as a contingent obligation as stipulated in the guidance in ASC 805-50-25-1 and 30-1 to record the acquisition of an asset at cost.

Company’s Answer:

3(3)(A). We did not think the patent acquisition qualifies as a business as defined in ASC 805-10-55-4 through 55-9, “Definition of a Business”. Therefore, we accounted for the acquisition of the US Patent as acquiring for individual asset instead of a business.  However, as we mentioned in our previous response, we referred to the ASC 805-30-25-5 only because we did not find other guidance which exactly applied to some unique acquisition terms in our case.  These unique acquisition terms in our case include: equity consideration, stock shares, is issued to the previous owner of the patent in more than one transaction; two of the issuances of stock shares were pending upon the occurrences of the pre-determined events; and the patent will be subject to return to the previous owner and the issued stock shares will be returned to us if the  pre-determined events do not occur.

We believe, because the contingent issuances of stock shares are part of the total consideration paid for the patent, the cost of the patent should include the total value of the three stock issuances including the value of the contingent stock issuances.

3(3)(B). N/A

Because we did not account for the acquisition as a business combination, we did not apply any probability that contingencies will not meet. For the same reason, we did not remeasure the contingent obligation at the end of our first quarter at June 30, 2011 as required by ASC 805-30-35-1 under business combination.

3(3)(C). Per 450-10-20, Glossary, “An existing condition, or set of circumstances involving uncertainty as to possible (gain contingency) or loss (loss contingency) to an entity that will ultimately be resolved when one or more future events occur or fail to occur”.

As stated in the point (1) above, due to the unique acquisition terms, the remaining issuances of the stock shares are considered as part of the cost for acquiring of the patent, and the patent will be returned if the pre-determined events do not occur.  Although we are liable for the issuances of the stock shares if the pre-determined events occur, we believe the liability is associated with the acquisition of the patent and is not a contingent loss. Therefore, we did not record contingent liability per the Topic 450.

Per 805-50-30-1, Initial Measurement, “Paragraph 805-50-25-1 discusses exchange transactions that trigger the initial recognition of assets acquired and liabilities assumed. Assets are recognized based on their cost to the acquiring entity, which generally includes the transaction costs of the asset acquisition, and no gain or loss is recognized unless the fair value of noncash assets given as consideration differs from the assets’ carrying amounts on the acquiring entity’s books. For transactions involving nonmonetary consideration within the scope of Topic 845, an acquirer must first determine if any of the conditions in paragraph 845-10-30-3 apply.”

We believe that the consideration we gave for the US patent consists of the equity issued and the liabilities incurred on February 28, 2011. The incurred liabilities were the remaining issuances of stock shares.   Therefore, we believe that we recorded the cost of the US Patent in accordance with ASC 805-50-25-1 and 30-1.

4.           We acknowledge the representation made on behalf of McLaughlin & Stern, LLP on page five of their letter dated September 27, 2011.  As previously requested, please provide a statement directly from the company.  Please have a duly authorized officer of the company provide this statement separately on EDGAR acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Attached please find a letter executed by a duly authorized officer that provides the requested representation.

Thank you very much for your review. Should you have any questions regarding this letter, please feel free to contact the undersigned at (212) 448-6216.

Yours truly,

/s/ Steven Schuster

Steven Schuster

CHINA YCT INTERNATIONAL GROUP, INC.
Shandong Spring Pharmaceutical Co., Ltd
Economic Development Zone
Gucheng Road Sishui County Shandong
 Province PR China 273200

                       November 9, 2011

BY MAIL AND EDGAR TRANSMISSION

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	China YCT International Group, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2011
Filed September 9, 2011
File No. 000-53600

Dear Mr. Rosenberg:

In response to comment 4 of your letter of October 26, 2011, China YCT International Group, Inc. (the “Company”), acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in nay proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Yan Tinghe

Yan Tinghe, Chief Executive Officer